UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q
☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CAMBIUM NETWORKS CORPORATION

(Full Name of Registrant)

N/A

(Former Name if Applicable)

c/o Cambium Networks, Inc.

2000 Center Drive, Suite East A401

(Address of Principal Executive Office (Street and Number))

Hoffman Estates, Illinois 60092

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Cambium Networks Corporation (the “Company”) has determined that it is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the period ended March 31, 2026 by the prescribed filing due date. The Company has, on April 7, 2026, filed its comprehensive annual report on Form 10-K for the period ended December 31, 2024, including restated financial statements for the year ended December 31, 2023 and for the quarters ended March 31, 2023 and 2024, June 30, 2023 and 2024 and September 30, 2023 and 24. On April 30, 2026, the Company filed its quarterly reports on Form 10-Q for the quarters ended March 31, June 30 and September 30, 2025, and on May 1, 2026, it filed its annual report on Form 10-K for the year ended December 31, 2025. Immediately following completion of these filings, the Company focused its resources on completing the quarterly report on Form 10-Q for the quarter ended March 31, 2026, but is unable to complete and file this report by May 15, 2026. The Company expects to file this quarterly report on Form 10-Q for the quarter ended March 31, 2026, within the five day extension granted by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

Certain matters discussed constitute forward-looking statements within the meaning of the federal securities laws. All statements contained in this notification that do not relate to matters of historical fact, including statements regarding anticipated results for the period ended March 31, 2026, the Company's expectation of filing its quarterly report on Form 10-Q within the five day extension, and statements that address activities, events or developments that the Company “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “projects,” and similar expressions, are forward -looking statements. The Company’s actual results could differ materially from the results contemplated by these forward-looking statements and are subject to a number of risks, uncertainties, estimates and assumptions that may cause actual results to differ materially from current expectations. These forward-looking statements are based on management's current expectations.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from expectations include, but are not limited to the risks and uncertainties included in the reports on Forms 10-K, 10-Q and 8-K and in other filings the Company makes with the Securities and Exchange Commission from time to time, available at www.sec.gov. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise, except as required by law.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Sally Rau	(888)	863-5250
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

The Company estimates total revenues of approximately $44.5 million for the three months ended March 31, 2026, as compared to total revenues of approximately $33.7 million for the corresponding period of 2025.

CAMBIUM NETWORKS CORPORATION

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2026	By:	/s/ Sally Rau
		Name:	Sally Rau
		Title:	Chief Legal Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.